COLE CREDIT PROPERTY TRUST III, INC.
 SUPPLEMENT NO. 8 DATED DECEMBER 21, 2011
 TO THE PROSPECTUS DATED MAY 2, 2011

This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust III, Inc. dated May 2, 2011, Supplement No. 6 dated October 18, 2011, which superseded and replaced all previous supplements to the prospectus, and Supplement No. 7 dated November 17, 2011. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Credit Property Trust III, Inc.;
(2)	recent real property and other investments;
(3)	placement of debt on certain real property investments; and
(4)	potential real property investments.

Status of Our Public Offering

Our follow-on offering of shares of our common stock was declared effective by the Securities and Exchange Commission on September 22, 2010, although we did not begin selling shares pursuant to our follow-on offering until after we terminated our initial public offering on October 1, 2010. Of the 275,000,000 shares registered pursuant to our follow-on offering, we are offering up to 250,000,000 shares in our primary offering and up to 25,000,000 shares pursuant to our distribution reinvestment plan. As of December 14, 2011, we had accepted investors’ subscriptions for, and issued, 164,412,643 shares of our common stock in the follow-on offering, resulting in gross proceeds to us of approximately $1.6 billion. As of December 14, 2011, we had 110,587,357 shares of our common stock remaining in our follow-on offering. Combined with our initial public offering, we had received a total of approximately $3.8 billion in gross offering proceeds as of December 14, 2011.

We currently expect to stop selling shares of our common stock in our primary offering on or about February 29, 2012.  We intend to continue to sell shares of our common stock in this offering pursuant to our distribution reinvestment plan following the termination of our primary offering.

The follow-on offering must be registered in every state in which we offer or sell shares and generally, such registrations are for a period of one year. Therefore, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate the offering at any time prior to the stated termination date.

Recent Real Property Investments

The following information supplements, and should be read in conjunction with, the section captioned “Prospectus Summary — Description of Real Estate Investments” beginning on page 9 of the prospectus.

Description of Real Estate Investments

Wholly-owned properties

As of December 14, 2011, our investment portfolio consisted of 656 wholly-owned properties located in 45 states, consisting of approximately 30.6 million gross rentable square feet of commercial space, including the square feet of buildings that are on land subject to ground leases. Properties acquired between November 12, 2011 and December 14, 2011 are listed below.

				Rentable
		Number of		Square
Property Description	Type	Tenants	Tenant	Feet (1)		Purchase Price
Tractor Supply – Bainbridge, GA	Specialty Retail	1	Tractor Supply Company	19,097		$2,692,000
Walgreens – Albuquerque, NM	Drugstore	1	Walgreen Co.	15,930		3,372,000
Tractor Supply – Mishawaka, IN	Specialty Retail	1	Tractor Supply Company	19,097		2,753,246
MedAssets Office – Plano, TX	Healthcare	1	MedAssets, Inc.	—	(2)	6,589,060
United Technologies – Bradenton, FL	Specialty Retail	1	UTC Fire & Security Americas Corporation, Inc.	106,790		20,100,000
Davita Dialysis – Casselberry, FL	Healthcare	1	Total Renal Care, Inc.	6,232		2,300,000
Hobby Lobby – Concord, NC	Specialty Retail	1	Hobby Lobby Stores, Inc.	60,000		5,800,000
Shoppes at Sugarmill Woods – Homosassa, FL	Shopping Center	5	Various	53,162		8,100,000
Belleview Plaza – Pensacola, FL	Shopping Center	7	Various	82,910		8,200,000
Kohl’s – Fort Dodge, IA	Department Store	1	Kohl’s Department Stores, Inc.	55,858		4,700,000
				419,076		$64,606,306

(1)	Includes square feet of buildings that are on land subject to ground leases.
(2)	We purchased land upon which an office building for MedAssets, Inc., of approximately 225,000 rentable square feet,
	will be developed. Based on budgeted construction costs, the cost to complete the building is estimated to be $45.8 million.

The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Investment Objectives and Policies — Real Property Investments” beginning on page 105 of the prospectus:

Real Property Investments

We engage in the acquisition and ownership of commercial properties throughout the United States.  We invest primarily in retail and other income-producing commercial properties located throughout the United States.

Wholly-owned properties

As of December 14, 2011, we, through separate wholly-owned limited liability companies and limited partnerships, owned a 100% fee simple interest in 656 properties located in 45 states, consisting of approximately 30.6 million gross rentable square feet of commercial space, including the square feet of buildings that are on land subject to ground leases. The properties generally were acquired through the use of proceeds from our initial public offering and our ongoing follow-on public offering of our common stock and notes payable.

The following table summarizes properties acquired between November 12, 2011 and December 14, 2011 in order of acquisition date:

		Year	Purchase	Fees Paid to		Initial		Average		Physical
Property Description	Date Acquired	Built	Price	Sponsor (1)		Yield (2)		Yield (3)		Occupancy
Tractor Supply – Bainbridge, GA	November 16, 2011	2008	$2,692,000	$53,840		7.80%		8.59%		100%
Walgreens – Albuquerque, NM	November 17, 2011	1996	3,372,000	67,440		7.90%		7.90%		100%
Tractor Supply – Mishawaka, IN	November 18, 2011	2011	2,753,246	55,065		7.70%		8.53%		100%
MedAssets – Plano, TX	November 22, 2011	N/A (4)	6,589,060	—	(4)	8.80%	(4)	10.14%	(4)	100%
United Technologies – Bradenton, FL	December 8, 2011	2004	20,100,000	402,000		7.17%		7.93%		100%
DaVita Dialysis – Casselberry, FL	December 9, 2011	2007	2,300,000	46,000		8.21%		8.21%		100%
Hobby Lobby – Concord, NC	December 12, 2011	2004	5,800,000	116,000		7.76%		8.36%		100%
Shops at Sugarmill Woods – Homosassa, FL	December 13, 2011	2008	8,100,000	162,000		8.17%		8.19%		84%
Belleview Plaza – Pensacola, FL	December 13, 2011	2009	8,200,000	164,000		8.63%		9.84%		98%
Kohl’s – Fort Dodge, IA	December 14, 2011	2011	4,700,000	94,000		6.88%		6.88%		100%
			$64,606,306	$1,160,345

(1)	Fees paid to sponsor are payments made to an affiliate of our advisor for acquisition fees in connection with the property
	acquisition. For more detailed information on fees paid to our advisor or its affiliates, see the section captioned
	“Management Compensation” beginning on page 75 of the prospectus.
(2)	Initial yield is calculated as the current annualized rental income for the in-place leases at the respective property divided by
	the property purchase price adjusted for certain seller credits, exclusive of acquisition costs and fees paid to our advisor or its
	affiliates. The properties are subject to long-term triple net or double net leases, and the future costs associated with the
	double net leases are unpredictable. The majority of our properties are subject to triple net leases. Accordingly,
	our management believes that current annualized rental income is a more appropriate figure from which to
	calculate initial yield than net operating income.
(3)	Average yield is calculated as the average annual rental income, adjusted for any rent incentives, for the in-place leases over
	the non-cancellable lease term at the respective property divided by the property purchase price adjusted for certain seller
	credits, exclusive of acquisition costs and fees paid to our advisor or its affiliates. The properties are subject to long-term
	triple net or double net leases, and the future costs associated with the double net leases are unpredictable. The majority
	of our properties are subject to triple net leases. Accordingly our management believes that average annual rental
	income is a more appropriate figure from which to calculate average yield than net operating income.
(4)	We purchased land upon which an office building for MedAssets, Inc., of approximately 225,000 square feet, will be
	developed. Based on budgeted construction costs, the cost to complete the building is estimated to be $45.8 million, which is
	used to estimate the initial and average yields. We will pay a fee to our sponsor based on the total project costs, including
	land cost.

Wholly-owned properties

The following table sets forth the principal provisions of the lease term for the major tenants at the wholly-owned properties listed above:

				% of
		Total		Total				Base Rent
		Square		Rentable		Current		per
		Feet		Square	Renewal	Annual Base		Square
Property	Major Tenants (1)	Leased		Feet	Options (2)	Rent		Foot	Lease Term (3)
Tractor Supply –	Tractor Supply	19,097		100%	4/5 yr.	$210,000		$11.00	11/16/2011		4/26/2013
Bainbridge, GA	Company					225,750		11.82	4/27/2013		4/26/2018
						242,681		12.71	4/27/2018		4/26/2023
Walgreens –	Walgreen Co.	15,930		100%	6/5 yr.	266,444		16.73	11/17/2011		9/30/2026
Albuquerque, NM
Tractor Supply –	Tractor Supply	19,097		100%	4/5 yr.	212,004		11.10	11/18/2011		4/30/2016
Mishawaka, IN	Company					233,196		12.21	5/1/2016		4/30/2021
						256,524		13.43	5/1/2021		4/30/2026
MedAssets – Plano, TX	MedAssets, Inc.	225,000	(4)	100%	2/5 yr. or 1/10 yr.	4,026,105	(4)	17.89	3/1/2013	(4)	2/29/2028	(4)
United Technologies – Bradenton, FL	UTC Fire & Security Americas Corporation, Inc.	106,790		100%	2/5 yr.	1,441,665	(5)	13.50	12/8/2011		12/31/2021
DaVita Dialysis – Casselberry, FL	Total Renal Care, Inc.	6,232		100%	3/5 yr.	188,808	(6)	30.30	12/9/2011		7/31/2022
Hobby Lobby –	Hobby Lobby Stores,	60,000		100%	2/5 yr.	450,000		7.50	12/12/2011		9/30/2014
Concord, NC	Inc.					480,000		8.00	10/1/2014		9/30/2019
						510,000		8.50	10/1/2019		9/30/2024
Shoppes at Sugarmill Woods – Homosassa, FL	Publix Super Markets, Inc.	39,203		74%	7/5 yr.	548,842		14.00	12/13/2011		4/30/2028
Belleview Plaza – Pensacola, FL	Publix Super Markets, Inc.	57,937		70%	4/5 yr.	463,496	(7)	8.00	12/13/2011		12/31/2027
	Sunshine Fitness	15,615		19%	2/5 yr.	124,920		8.00	3/10/2012		6/30/2017
	Pensacola, LLC					137,412		8.80	7/1/2017		6/30/2022
Kohl’s – Fort Dodge, IA	Kohl’s Department Stores, Inc.	55,858		100%	8/5 yr.	323,400		5.79	12/14/2011		1/31/2032

(1)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the respective property.
(2)	Represents number of renewal options and the term of each option.
(3)	Represents lease term beginning with the later of the purchase date or the rent commencement date through the end of the
	non-cancellable lease term.
(4)	We purchased land upon which an office building for MedAssets, Inc., of approximately 225,000 square feet, will be
	developed. The current annual base rent is based on the estimated square feet of the building and estimated construction
	costs and is subject to change. The annual base rent under the lease increases every year by 2% of the then-current annual
	base rent. The lease term is estimated based on the construction schedule.
(5)	The annual base rent under the lease increases every year by 2% of the then-current annual base rent.
(6)	The annual base rent under the lease increases every three years by the lesser of the cumulative percentage increase in the
	Consumer Price Index over the preceding three-year period or 9% of the then-current annual base rent.
(7)	The annual base rent under the lease increases every five years by 10% of the then-current annual base rent.

Other Investments

As of December 14, 2011, we owned ten commercial mortgage-backed securities (CMBS) bonds, of which two were acquired between November 12, 2011 and December 14, 2011, with an aggregate purchase price of $101.3 million and an aggregate face value of $151.6 million. The CMBS bonds have credit ratings ranging from A2 to non-investment grade by Moody’s Ratings and each consist of a diversified pool of commercial mortgage loans secured by commercial real estate properties.  We paid our advisor an aggregate acquisition fee of approximately $2.0 million in connection with the ten CMBS bonds.

Placement of Debt on Certain Real Property Investments

  The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Investment Objectives and Policies — Placement of Debt on Certain Real Property Investments” beginning on page 133 of the prospectus:

Wholly-owned properties

We obtained the following fixed rate mortgage note secured by a property noted above:

Property	Lender	Loan Amount	Interest Rate	Loan Date	Maturity Date
United Technologies – Bradenton, FL	40/86 Mortgage Capital, Inc.	$10,050,000	5.00%	12/14/2011	1/1/2019

The mortgage note is non-recourse to us and our operating partnership, CCPT III OP, but both we and CCPT III OP are liable for customary non-recourse carveouts. The mortgage note may be prepaid subject to meeting certain requirements and payment of a prepayment premium as specified in the loan agreement. In the event the mortgage note is not paid off on the maturity date, the mortgage loan includes default provisions. Upon the occurrence of an event of default, interest on the mortgage note will accrue at an annual default interest rate equal to the lesser of (a) the maximum rate permitted by applicable law, or (b) the then-current interest rate plus 5.00%. The mortgage note contains customary affirmative, negative and financial covenants, including requirements for minimum net worth and debt service coverage ratios, in addition to limits on leverage ratios.

In connection with the mortgage note above, we paid our advisor a financing coordination fee of $105,000.

In addition, in connection with the $700.0 million Credit Facility entered into by CCPT III OP on June 27, 2011, subject to meeting certain conditions described in the credit agreement and the payment of certain fees customary for these types of facilities, CCPT III OP may increase the amount of the Credit Facility from $700.0 million up to a maximum of $950.0 million (the Accordion Feature).  On December 6, 2011, CCPT III OP exercised $157.5 million of the $250.0 million Accordion Feature in the Credit Facility, which increased the allowable borrowings up to $857.5 million that includes a $278.75 million term loan and borrowings up to $578.75 million in revolving loans.

As of December 14, 2011, CCPT III OP had approximately $685.8 million outstanding under the Credit Facility and, based on the underlying collateral pool of $841.6 million, approximately $155.8 million available for borrowing.

Joint venture properties

On November 14, 2011, one of our wholly-owned limited liability companies entered into a joint venture arrangement and contributed its ownership interest in an entity that held the Nature Coast Commons — Spring Hill, FL property; this joint venture obtained the following mortgage note:

Property	Lender	Loan Amount		Interest Rate	Loan Date	Maturity Date
Nature Coast Commons – Spring Hill, FL (1)	Bank of America, N.A.	$20,376,912	(2)	LIBOR + 2.25%	11/14/2011	11/14/2014

(1)	The loan is secured by the Nature Coast Commons — Spring Hill, FL property that we have a 95% indirect interest in through the joint venture arrangement with an aggregate purchase price of $29.0 million.
(2)	We have the ability to borrow an additional $5.2 million for tenant improvements on the existing facility. As of
December 14, 2011, approximately $916,000 has been drawn on the loan for an aggregate outstanding balance of
$21.3 million.

The mortgage note may be prepaid subject to meeting certain requirements and payment of a prepayment premium as specified in the loan agreement. In the event the mortgage note is not paid off on the maturity date, the loan agreement includes default provisions. Upon the occurrence of an event of default, interest on the mortgage note will accrue at an annual default interest rate equal to the lesser of (a) the maximum rate permitted by applicable law, or (b) the then-current interest rate plus 3.00%.

We will pay a financing coordination fee to our advisor based on our indirect interest in the property.  As of December 14, 2011, no fees have been paid in connection with the mortgage note described above.

Tenant Lease Expirations

Wholly-owned properties

The following table sets forth lease expirations of our wholly-owned properties, as of December 14, 2011, for each of the next ten years assuming no renewal options are exercised.  For purposes of the table, the Total Annual Base Rent column represents annualized base rent, based on rent in effect on January 1 of the respective year, for each lease that expires during the respective year.

	Number of	Approx. Square	Total Annual	% of Total
Year Ending December 31,	Leases Expiring	Feet Expiring	Base Rent	Annual Base Rent
2011	8	45,981	$406,497	0.10%
2012	55	154,820	3,068,253	0.73%
2013	61	460,670	4,365,966	1.04%
2014	42	160,169	3,163,779	0.76%
2015	44	163,963	2,913,115	0.70%
2016	60	754,989	9,651,218	2.30%
2017	43	576,643	7,331,638	1.75%
2018	70	1,462,211	18,356,351	4.38%
2019	53	1,596,582	20,314,383	4.85%
2020	32	554,114	7,030,446	1.68%
2021	55	2,442,673	29,964,527	7.15%
	523	8,352,815	$106,593,174	25.44%

Depreciable Tax Basis

Wholly-owned properties

For federal income tax purposes, the aggregate depreciable basis in the wholly-owned properties noted above is approximately $47.2 million. When we calculate depreciation expense for federal income tax purposes, we depreciate buildings and improvements over a 40-year recovery period, land improvements over a 20-year recovery period and furnishings and equipment over a 12-year recovery period using a straight-line method and a mid-month convention. The preliminary depreciable basis in the properties noted above is estimated, as of December 14, 2011, as follows:

Wholly-owned Property	Depreciable Tax Basis
Tractor Supply – Bainbridge, GA	$2,215,523
Walgreens – Albuquerque, NM	2,660,753
Tractor Supply – Mishawaka, IN	2,270,585
MedAssets Office – Plano, TX	—	(1)
United Technologies – Bradenton, FL	16,445,780
DaVita Dialysis – Casselberry, FL	1,884,990
Hobby Lobby – Concord, NC	4,760,244
Shops at Sugarmill Woods – Homosassa, FL	6,481,994
Belleview Plaza – Pensacola, FL	6,667,127
Kohl’s – Fort Dodge, IA	3,848,300
	$47,235,296

(1)	Land parcel, which is not depreciated.

Cole Realty Advisors, an affiliate of our advisor, has the sole and exclusive right to manage, operate, lease and supervise the overall maintenance of the properties listed above.  In accordance with the property management agreement, we may pay Cole Realty Advisors (i) up to 2% of gross revenues from our single tenant properties and (ii) up to 4% of gross revenues from our multi-tenant properties.  We currently have no plan for any renovations, improvements or development of the properties listed above, except as related to the MedAssets property located in Plano, Texas, and we believe the properties are adequately insured.  We intend to obtain adequate insurance coverage for all future properties that we acquire.

Potential Real Property Investments

Our advisor has identified certain properties as potential suitable investments for us.  The acquisition of each such property is subject to a number of conditions.  A significant condition to acquiring any one of these potential acquisitions is our ability to raise sufficient proceeds in this offering to pay all or a portion of the purchase price.  An additional condition to acquiring these properties may be securing debt financing to pay the balance of the purchase price.  Such financing may not be available on acceptable terms or at all.

Our evaluation of a property as a potential acquisition, including the appropriate purchase price, may include our consideration of a property condition report; unit-level store performance; property location, visibility and access; age of the property, physical condition and curb appeal; neighboring property uses; local market conditions, including vacancy rates; area demographics, including trade area population and average household income; neighborhood growth patterns and economic conditions; and the presence of demand generators.

 We decide whether to acquire each property generally based upon:

•	satisfaction of the conditions to the acquisition contained in the contract;
•	no material adverse change occurring relating to the property, the tenant or in the local economic conditions;
•	our receipt of sufficient net proceeds from the offering of our common stock to the public and financing proceeds to make the acquisition; and
•	our receipt of satisfactory due diligence information including the appraisal, environmental reports and tenant and lease information.

Other properties may be identified in the future that we may acquire prior to or instead of these properties.  Due to the considerable conditions that must be satisfied in order to acquire these properties, we cannot make any assurances that the closing of these acquisitions is probable.  The properties currently identified are listed below.  The respective seller of each property is an unaffiliated third party.

			Approximate
		Approximate	Compensation to
Property	Expected Acquisition Date	Purchase Price	Sponsor (1)
Kyle Marketplace – Kyle, TX	December 2011	$45,000,000	$900,000
AGCO Corporation – Duluth, GA	December 2011	17,925,000	358,500
Crossroads Marketplace – Warner Robbins, GA	December 2011	11,250,000	225,000
Wal-Mart – Lancaster, NC	December 2011	14,650,000	293,000
Midtown Park – Anderson, SC	December 2011	25,600,000	512,000
Sam’s Club – Colorado Springs, CO	December 2011	17,300,000	346,000
Silverado Plaza – Tucson, AZ	December 2011	9,300,000	186,000
Cleveland Towne Center – Cleveland, TN	December 2011	18,000,000	360,000
VA Clinic – Oceanside, CA	December 2011	54,500,000	1,090,000
DaVita Dialysis – Sanford, FL	December 2011	2,867,000	57,340
RaceTrac Portfolio –Various (2)	December 2011	28,500,000	570,000
		$244,892,000	$4,897,840

(1)		Approximate fees paid to sponsor represent amounts payable to an affiliate of our advisor for acquisition fees in connection with the property acquisition and payments to our advisor for financing coordination fees for services performed in connection with the origination or assumption of debt financing obtained to acquire the respective property, where applicable.
(2)		The RaceTrac Portfolio consists of nine single-tenant retail properties located in Alabama, Florida, Georgia and Texas. The properties will be subject to individual lease agreements with identical terms.

The potential property acquisitions are subject to net leases, pursuant to which each tenant is required to pay substantially all operating expenses and capital expenditures in addition to base rent.

	Number of		Rentable	Physical
Property	Tenants	Tenant	Square Feet (1)	Occupancy
Kyle Marketplace – Kyle, TX	25	Various	226,465	93%
AGCO Corporation – Duluth, GA	1	AGCO Corporation	125,800	100%
Crossroads Marketplace – Warner Robbins, GA	9	Various	77,667	94%
Wal-Mart – Lancaster, NC	1	Wal-Mart Real Estate Business Trust	208,470	100%
Midtown Park – Anderson, SC	4	Various	167,341	100%
Sam’s Club – Colorado Springs, CO	1	Sam’s Real Estate Business Trust	128,065	100%
Silverado Plaza – Tucson, AZ	10	Various	77,611	97%
Cleveland Towne Center – Cleveland, TN	17	Various	153,118	91%
VA Clinic – Oceanside, CA	1	United States Government	80,424	100%
DaVita Dialysis – Sanford, FL	1	Total Renal Care, Inc.	8,586	100%
RaceTrac Portfolio –Various (2)	9	RaceTrac Petroleum, Inc.	34,192	100%
			1,287,739

(1)	Includes square feet of buildings that are on land subject to ground leases.
(2)	The RaceTrac Portfolio consists of nine single-tenant retail properties located in Alabama, Florida, Georgia and Texas. The
	properties will be subject to individual lease agreements with identical terms.

The table below provides leasing information for the major tenants at each property:

			Current		Base Rent
		Renewal	Annual Base		per Square
Property	Major Tenants (1)	Options (2)	Rent		Foot	Lease Term (3)
Kyle Marketplace – Kyle, TX	HEB Grocery Company, LP	6/5 yr.	$1,712,800		$10.84	6/8/2007	6/30/2027
AGCO Corporation –	AGCO Corporation	2/10 yr.	1,327,190		10.55	8/1/2011	7/31/2016
Duluth, GA			1,460,538		11.61	8/1/2016	7/31/2021
			1,606,466		12.77	8/1/2021	7/31/2026
Crossroads Marketplace	Best Buy Stores, L.P.	3/5 yr.	450,000		15.00	4/25/2008	1/31/2019
– Warner Robbins, GA	Bed Bath & Beyond, Inc.	5/5 yr.	130,000		6.50	10/10/2008	1/31/2019
Wal-Mart – Lancaster, SC	Wal-Mart Real Estate Business Trust	6/5 yr.	1,094,466		5.25	9/15/1999	9/14/2019
Midtown Park – Anderson, SC	Kohl’s Department Stores, Inc.	8/5 yr.	845,163		9.72	10/1/2008	1/31/2029
	Dick’s Sporting Goods, Inc.	4/5 yr.	575,000		11.50	11/1/2008	1/31/2019
	Staples the Office	4/5 yr.	263,031		12.90	2/14/2009	2/28/2014
	Superstore East, Inc.		289,334		14.19	3/1/2014	2/28/2019
Sam’s Club – Colorado Springs, CO	Sam’s Real Estate Business Trust	6/5 yr.	1,272,231		9.93	11/13/1998	11/12/2018
Silverado Plaza – Tucson, AZ	Safeway, Inc.	4/5 yr.	420,000		7.00	12/13/2003	12/31/2024
Cleveland Towne Center –	Ross Dress for Less, Inc.	4/5 yr.	274,516		11.00	7/18/2008	1/31/2014
Cleveland, TN			286,994		11.50	2/1/2014	1/31/2019
	Bed Bath & Beyond Inc.	3/5 yr.	191,412		8.18	6/27/2008	1/31/2019
	Michaels Stores, Inc.	2/5 yr.	234,025		11.00	6/7/2008	6/30/2013
			244,662		11.50	7/1/2013	6/30/2018
	Electronic Express, Inc.	2/5 yr.	142,947		7.00	9/1/2011	1/31/2022
	Books a Million, Inc.	4/5 yr.	159,039		10.25	5/8/2009	5/31/2014
			166,797		10.75	6/1/2009	5/31/2019
VA Clinic – Oceanside, CA	United States Government	—	3,981,645	(4)	54.28	3/26/2010	3/25/2030
DaVita Dialysis – Sanford, FL	Total Renal Care, Inc.	3/5 yr.	241,811	(5)	28.16	11/1/2005	10/31/2020
RaceTrac Portfolio – Various (6)	RaceTrac Petroleum, Inc.	7/5 yr.	2,137,500	(6)	62.51	12/20/2011	12/31/2026

(1)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the property.
(2)	Represents number of renewal options and the term of each option.
(3)	Represents lease term beginning with the current rent period through the end of the non-cancellable lease term.
(4)	The annual base rent under the lease increases every five years by approximately 10% of the then-current annual base rent.
(5)	The annual base rent under the lease increases every three years by the lesser of the cumulative percentage increase in the
	Consumer Price Index over the preceding three-year period or 9% of the then-current annual base rent.
(6)	The RaceTrac Portfolio consists of nine single-tenant retail properties located in Alabama, Florida, Georgia and Texas.
	The properties will be subject to individual lease agreements with identical terms. The annual base rent under the lease
	increases every five years by 7.5% of the then-current annual.

We expect to purchase the properties with proceeds from our ongoing follow-on offering of our common stock and available debt proceeds.  We may use the properties as collateral in future financings.